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                              September 30, 2020

       Gary Simanson
       President, Chief Executive Officer and Director
       Thunder Bridge Capital Partners, Inc.
       9912 Georgetown Pike, Suite D203
       Great Falls, Virginia 22066

                                                        Re: Thunder Bridge
Capital Partners, Inc.
                                                            Confidential Draft
Registration Statement Form S-1
                                                            Submitted September
4, 2020
                                                            CIK No. 0001815753

       Dear Mr. Simanson:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       General

   1. We note your disclosure that your exclusive forum provision in your amended and restated certificate of
incorporation will not apply to suits brought to enforce any duty or liability created by
the Exchange Act. Please ensure that the exclusive forum provision in the governing documents
states this clearly, or tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Exchange
                                                        Act. We also note that
the exclusive forum provision in your warrant agreement will not apply to suits brought
to enforce any duty or liability created by the Exchange Act. Please ensure your warrant
agreement states this clearly.
 Gary Simanson
Thunder Bridge Capital Partners, Inc.
September 30, 2020
Page 2

        You may contact Beverly Singleton at (202) 551-3328 or Melissa
Raminpour,
Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or
Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameGary Simanson
                                                         Division of
Corporation Finance
Comapany NameThunder Bridge Capital Partners, Inc.
                                                         Office of
Manufacturing
September 30, 2020 Page 2
cc:       Douglas Ellenoff
FirstName LastName